UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 29, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I are slides to accompany a presentation to be given by the Chief Executive Officer of Global Ship Lease, Inc. (the “Company”) at the Third Annual Maxim Group Growth Conference on September 29, 2009.

Slide 8 refers to the Company’s obligations to purchase two 4,250 TEU containerships being built in China with anticipated delivery dates in Fourth Quarter 2010.

•

The Company entered into contracts on September 11, 2008 to purchase two 4,250 TEU containerships from German interests (the “Seller”) for a price of approximately $77 million each. These contracts were filed with the U.S. Securities and Exchange Commission as Exhibits 10.26 and 10.27 to the Company’s Registration Statement on Form F-1/A on September 18, 2008.

•

The vessels are being built at Jiangsu New Yangzi Shipbuilding (the “Builder”) which is part of the publicly owned Yangzijiang Shipbuilding group and are scheduled to be delivered in fourth quarter 2010.

•

The Company is not party to the shipbuilding contract. Under the terms of the purchase agreement, it has agreed to, or to cause one of its subsidiary companies (the “Buyer”) to, purchase each ship immediately after the Seller has accepted delivery from the Builder.

•	A deposit of 10%, amounting to approximately $15.5 million for both vessels, was paid when the purchase contracts were signed.

•	The balance of 90% is due on delivery by the Seller of each ship to the Buyer.

•	The Company does not currently have funding in place to meet the balance of the purchase price.

•	The purchase contracts contain a clause to limit the Buyer’s liability in the event of a default to the forfeiture of the previously paid deposit.

•	The Company’s obligations under the purchase contracts are not conditional on either the availability of financing or on the performance of the charters.

•

Each vessel is to be chartered to Zim Integrated Shipping Services Limited (“Zim”) under a non-cancellable time charter for seven to eight years at charterer’s option at a net rate of $28,000 per day (the “Zim Time Charters”).

•	Zim is currently engaged in a financial restructuring to reduce its cashflow burden including seeking reduced Charterhire from ship owners in exchange for convertible notes in Zim.

•

Pending resolution of the financial restructuring, Zim has advised ship owners of a unilateral reduction by 35% of all longterm charterhire payments with effect from September 1, 2009. The Company is not yet directly affected by this as it currently has no vessels on charter to Zim.

•	The Zim Time Charters remain unchanged and the Company has not agreed to any reduction in charterhire.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: September 29, 2009	By:	/S/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

0 Third Annual Maxim Group Growth Conference September 2009 Exhibit I

Disclaimer
The financial information and data contained in this communication is unaudited and does not conform to the U.S. Securities and
Exchange Commission Regulation S-X.  Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, Global Ship Lease’s filings with the Securities and Exchange Commission, or SEC.  This communication includes certain estimated financial information and forecasts presented as pro forma financial measures that are not derived in accordance with generally accepted accounting principles (“GAAP”), and which may be deemed to be non-GAAP financial measures within the meaning of
Regulation G promulgated by the SEC. Global Ship Lease believes that the presentation of these non-GAAP financial measures serves to enhance the understanding of the financial performance of Global Ship Lease. However, these non-GAAP financial measures should be considered in addition to and not as substitutes for, or superior to, financial measures of financial performance prepared in accordance with GAAP.

Safe Harbor Statement
This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as ‘‘anticipate,’’ ‘‘believe,’’
‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘ongoing,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘predict,’’ ‘‘project,’’ ‘‘will’’ or similar words or phrases, or the negatives of those words or phrases, may identify forward-
looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass.  Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors
The risks and uncertainties include, but are not limited to:
• future operating or financial results;
• expectations regarding the strength of the future growth of the container shipping industry, including the rate of annual demand  and supply growth;
• future payments of dividends and the availability of cash for payment of dividends;
• Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the impact of constraints under its credit facility;
• future acquisitions, business strategy and expected capital spending;
• operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
• general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
• the financial condition of CMA CGM, the company’s charterer and sole source of operating revenue, and its ability to pay charterhire in accordance with the charters;
• Global Ship Lease’s ability to meet financial covenants and repay its credit facility;
• assumptions regarding interest rates and inflation;
• change in the rate of growth of global and various regional economies;
• risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;
• Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, contracted and yet to be contracted vessel acquisitions including the two new buildings to be purchased from German interests in fourth quarter 2010 and for other general corporate activities;
• estimated future capital expenditures needed to preserve its capital base;
• Global Ship Lease’s expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of its vessels;
• Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;
• the continued performance of existing long-term, fixed-rate charters;
• Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;
• changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
• expectations about the availability of insurance on commercially reasonable terms;
• unanticipated changes in laws and regulations; and
• potential liability from future litigation.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC.  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship
Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events.
You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease:
Listed on NYSE on August 15, 2008
– Containership charter-owner providing long term, fixed rate time charters
– 17 containerships in operation
Operating fleet capacity 66,297 TEU; average age 5.5 years
Contracted revenue of operating fleet $1.6 billion
Average charter length 9.3 years; no charter renewals until end of 2012
– Two 4,250 TEU newbuildings for delivery Q4 2010; 7 to 8 years charters in place
Strategic Focus
– To be a preferred provider of chartered containerships to top tier liner companies
Value Proposition
–
For liner companies:
A vessel financing and chartering partner providing a cost-
effective means to free up capital and management resources for other strategic needs
–
For investors:
An investment vehicle with stable and predictable cash flows with opportunities for growth
Global Ship Lease: Who We Are

Experienced Management Team
Ian Webber
Chief Executive
Officer
DVB Bank, 2005-2007: Specialist transport asset financier. SVP & Head of
Singapore ship leasing and investment fund project
Nordcapital, 2004-2005: German KG ship financier and asset manager. Director of business development
>10 years experience in various roles with liner shipping companies
CP Ships, 1996-2006: CFO and Director
– Public company traded on NYSE and TSE
– Sold to Hapag-Lloyd in 2005 for $2.3 billion
Pricewaterhouse, 1979-1996: Partner, 1991-1996
P&O, 1986-2006: Group Head of Specialized Finance, Head of Structured
Finance, Deputy Group Treasurer
Chartered Management Accountant and Member of Association of
Corporate Treasurers
Susan Cook
Chief Financial
Officer
Thomas Lister
Chief Commercial
Officer
Vivek Puri
Chief Technical
Officer
Senior Vice President and Chief Technical Officer for British Marine PLC UK
Chief Technical Officer at Synergy Marine Cyprus
Managing Director of Wallem Ltd UK and Technical Manager of Wallem
Shipmanagement UK in 26 year career with the Wallem Group

Expert and Majority Independent Board
Michael Gross
General Secretary of Intermanager, the international association of ship managers
Professor of corporate finance at International University of Monaco, 2005 - 2007
President and COO of MC Shipping, 1993 - 2004
Co-founder, director and shareholder of V.Ships 1979 - 1993
Chairman and CEO of Marathon Acquisition Corp
Partner of investment firm Magnetar Capital
Chairman and CEO of investment firm Solar Capital
Apollo Investment Management LP, 1990 - 2006; President and CEO 2004 - 2006
Currently on the Board of Safmarine
Consultant to AP Moller-Maersk
CEO of Safmarine,1996 - 2004 (acquired by APMM in 1999)
Various roles within Safmarine 1970 - 1995
Howard Boyd
Guy Morel
Angus Frew
Currently Chief Executive of the British Chamber of Shipping
President and CEO GE SeaCo SRL, 2003 – 2008
SVP of container division and officer of GE Sea Containers Ltd, 2003 - 2005
1990 – 2002: senior management roles in Grand Met, Diageo, and Seagrams
Jeff Pribor
Currently EVP and CFO of General Maritime Corp
MD and President of DnB NOR US-based investment banking division, 2002 - 2004
MD and Group Head of Transportation for ABN AMRO, 2001 - 2002
>15 years in investment banking and corporate law at various other institutions

Global Ship Lease: Business Strategy
Achieve
Long-Term
Accretive Fleet
Growth
Realize long-term growth through accretive acquisitions of modern, high quality containerships
Focus on returns / economics to ensure that acquisitions meet IRR targets and are accretive to distributable cash flow per share
Generate Stable
Revenue and
Cash Flow
Stream
Long-term charters with staggered maturities
Customer base of quality charterers
Young fleet with a range of vessel sizes
Predictable cost structure
Provide World-
Class Service
Be a partner of choice to supply capacity to leading liner companies
Best in class, competitive provider of chartering services
Outsourced ship management philosophy to manage risk and diversify choice
High standards and reliable service

Ville d'Aquarius
4,113 TEU
Ville d'Orion
4,113 TEU
CMA CGM Matisse
2,262 TEU
CMA CGM Utrillo
2,262 TEU
CMA CGM La Tour
2,272 TEU
CMA CGM Manet
2,272 TEU
Kumasi
2,207 TEU
Marie Delmas
2,207 TEU
Delmas Keta
2,207 TEU
Julie Delmas
2,207 TEU
CMA CGM Alcazar
5,100 TEU
CMA CGM Chateau d'If
5,100 TEU
CMA CGM Sambhar
4,045 TEU
CMA CGM America
4,045 TEU
CMA CGM Jamaica
4,298 TEU
CMA CGM Thalassa
10.960 TEU
CMA CGM Berlioz
6,627 TEU
Hull 789
4,250 TEU
*
Hull 790
4,250 TEU
*
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
78% growth in revenue
36,322 TEU
59,670 TEU
66,297 TEU
74,797 TEU

| | Q1/2008 | Q4/2008 | Q3/2009 | Q4/2010 |
|---|---|---|---|---|
| Vessels | 12 | 16 | 17 | 19 |
| Revenue | $ 98.5 mm | $143.2 mm | $ 155.5 mm | $175.7 mm |
| Contract Length | 8.6 yrs | 9.9 yrs | 9.3 yrs | 7.9 yrs |
| Average Age | 6.1 yrs | 4.5 yrs | 5.6 yrs | 6.1 yrs |

GLOBAL SHIP LEASE

7 Fleet and Charter Portfolio: Modern, High Quality Tonnage of Diverse Sizes * Seven to eight years at option of Charterer

Two 4,250 teu newbuildings for delivery Q4 2010
Being built at established Chinese yard; units 19 and 20 in a series of 44 similar vessels
Purchase price approximately $77 million each
Deposit of 10% approx $15.5 million paid
We will explore financing options for the 90% unfunded balance payable on delivery
The purchase contracts contain a clause to limit the Buyers liability in the event of a default to the forfeiture of the deposit
Seven to eight year charters at $28,000 (net) to Zim
Purchase obligation is not conditional on status of charters or on availability of finance
Zim is engaged in a financial restructuring
Zim has advised owners of unilateral reduction by 35% of all long-term charterhire payments with effect from September 1, 2009
Charter agreements remain unchanged and GSL has not agreed to any reduction in charterhire
Acquisition of Two Newbuildings

NYK LINE
OOCL
NOL
CMA CGM
Hapag-Lloyd
misc
HANJIN SHIPPING
"K" LINE
MAERSK
MOL Mitsui O.S.K. Lines

60%
50%
40%
30%
20%
10%
0%
15%
10%
25%
23%
28%
30%
37%
42%
43%
45%
47%
50%
49%
52%
51%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008E

GLOBAL SHIP LEASE

Estimated Worldwide Fleet as of August 2009
4,690 Vessels/12.8 mm TEU capacity
(1)
Owned by Liner
Companies
(1) Source:
AXS-Alphaliner
Long-Term Industry Opportunity
Significant industry orderbook needs to be financed
1) Existing Tonnage – Liners and Other Independent
Charter Owners
2) Current Orderbook (2009-2011+)
3) Trend to Charter-In Vessels
Chartered-in by
Liner Companies
Large Orderbook:
916 Vessels /
5.3 mm TEU Capacity

Three months ended
June 30
(Unaudited)
Six months ended
June 30
(Unaudited)
2009 2008 2009 2008
Operating revenues $36,193 $22,939 $71,201 $46,833
Operating expenses
Voyage expenses - - - 1,944
Vessel operating expenses 10,508 6,821 21,231 14,166
Depreciation 8,986 4,814 17,772 9,834
General and administrative 2,445 2,595 4,581 3,318
Other operating income (50) (152) (106) 128
Total operating expenses 21,889 14,078 43,478 29,390
Operating income 14,304 8,861 27,723 17,443
Interest income 163 37 305 339
Interest expense (5,554) (6,344) (10,208) (14,577)
Realized and unrealized gain
on derivatives
13,872 5,153 16,146 5,153
Income before income taxes 22,785 7,707 33,966 8,358
Income taxes (23) (7) (48) (23)
Net Income $22,762 $7,700 $33,918 $8,335

Second Quarter Financial Results
($ in thousands)

Balance Sheet
As of June 30, 2009  As of December 31, 2008
($ in thousands) (Unaudited) (Unaudited)
Assets
Cash and cash equivalents 40,733 26,363
Restricted cash 3,026 3,026
Accounts receivable 1,005 638
Prepaid expenses 513 734
Other receivables 955 1,420
Deferred tax asset 420
176
Deferred financing costs 1,008 526
Total current assets 47,660 32,883
Vessels in operation 889,066 906,896
Vessel deposits 15,935 15,720
Other fixed assets 15 21
Intangible assets - purchase agreement 7,840 7,840
Deferred tax asset 283 117
Deferred financing costs 5,316 3,131
Total non-current assets 918,455 933,725
Total assets 966,115 966,608
Liabilities and Stockholders’
Liabilities
Intangible liability - charter agreements 2,045 1,608
Accounts payable 54 36
Accrued expenses 4,383 6,436
Derivative instruments 15,256 10,940
Total current liabilities 21,738 19,020
Long term debt 542,100 542,100
Preferred shares 48,000 48,000
Intangible liability - charter agreements 25,289 26,348
Derivative instruments 10,823 36,101
Total long-term liabilities 626,212 652,549
Total Liabilities 647,950 671,569
Total Stockholders' Equity 318,165 295,039
Total Liabilities and Stockholders' Equity 966,115 966,608
Equity

Cash Generated
Three months ended Six months ended
June 30, 2009 June 30, 2009
(Unaudited) (Unaudited)
($ in thousands)
Net income $22,762 $33,918
Add: Depreciation 8,986 17,772
Charge for equity incentive awards 863 1,579
Amortization of deferred financing fees 251 625
Less: Change in value of derivatives (16,652) (20,961)
Allowance for future dry-docks (900) (1,800)
Revenue accretion for intangible liabilities (311) (622)
Deferred taxation (203) (410)
Cash generated $14,796 $30,101

FORTIS

citi

HSH NORDBANK

SMBC SUMITOMO MITSUI BANKING CORPORATION

kfw BANKENGRUPPE

DnB NOR

BANK OF SCOTLAND

GLOBAL SHIP LEASE

Credit Facility Amendment
Loan-to-Value maintenance covenant waived up to
and including November 30, 2010 with next test
scheduled for April 30, 2011
Able to borrow sufficient funds to finance August
2009 purchase of CMA CGM Berlioz
Loan bears interest at LIBOR plus a fixed margin of
3.5% up to November 30, 2010. Thereafter, margin
will be between 2.50% and 3.50%, depending on
the Loan-to-Value ratio
Undrawn commitments of approximately $200
million cancelled after the purchase of the Berlioz
Cash flow to be redeployed to pre-pay borrowings
under the credit facility; minimum of $40 million per
year
Opportunity to resume dividend payments once
Loan-to-Value is at or below 75%
Aggressively pays down debt and enhances ability
to emerge from the unprecedented downturn as a
stronger company
Insulates the Company against asset value
volatility through April 2011
Enables accretive purchase of 2001-built 6,627
TEU container vessel, which is committed on 12
year long-term time charter
Amended Revolving Facility
Highlights

Investment Highlights
Current and Future
Growth Opportunities
Long-term Stable
Cash Flows
Attractive Long-Term
Industry Outlook
Modern, High Quality
Fleet Of Diverse Sizes
Experienced
Management Team
and Independent
Board
Young fleet with average age of fleet of 5.5 years
Fleet attractive to charters; able to operate on a variety of trade lanes
Balanced portfolio of vessel sizes closely mirrors global feet profile
Sizeable, contracted revenue with 9.3 year avg. charter term
$1.6 billion of contracted revenue for on-the-water fleet
No renewals until end 2012 (two vessels) and then 2016
Largely predictable cost structure
10% CAGR demand in containerized trade for past 20 years; demand growth will return
Increasing trend to charter-in capacity by liner companies especially during economic weakness
Slow steaming and lay-ups increases utilization of vessels improving pricing tension
Orderbook being reduced and deferred
79% contracted revenue growth (annual) from time of listing through 4Q 2010
Significant industry orderbook needs to be financed
Expanding charter owner in fragmented market
Management has diverse, long-standing industry relationships
– CEO Ian Webber (former CFO of CP Ships), CFO Susan Cook (former Group Head of Specialized Finance at P&O), CCO Thomas Lister (former ship financier at DVB Bank), and CTO Vivek Puri (several senior ship management roles)
Board expertise includes Capital Markets, Liner Shipping, Ship Management, Leasing, and Ship Owning

Appendix

46.380 million Class A common shares, including 12.375 mm Class C common shares converted at January
1, 2009
7.406 million Class B subordinated common shares
39.535 million public warrants at $6 expire August 2010
5.5 million sponsor warrants to be exercised cashless at $6 expire August 2010
6.2 million class A warrants at $9.25 expire September 2011
Up to 1.5 million shares available under stock incentive plan.  780,000 awarded to vest over three years from
August 2008 plus 80,000 awarded to vest over two years to August 2010
Share Count